On February 29, 2000, a 424(b)(5) filing was made in connection with $464,637,631 (approximate) of Resecuritization Mortgage Trust Certificates, Series 2000-A, under the CIK (#0000826219) of the Registrant, Greenwich Capital Acceptance, Inc. This filing is made for the sole purpose of obtaining a serial tag for the related issuance. The Prospectus Supplement and the related Prospectus, each dated February 25, 2000, are located under CIK #0000826219.